(logo)Countrywide
                                     National Headquarters  Corporate Accounting
                                     115 N. Lake Avenue  P.O. Box 7137
                                     Pasadena, CA  91109-7137
                                     (808) 304-8503

April 23, 1996


Grant Thornton LLP
1000 Wilshire Boulevard, Suite 700
Los Angeles, CA 90017


Gentlemen:

As of and for the year ended February 29, 1996, Countrywide Credit Industries, Inc. and Subsidiaries (which includes its wholly-owned subsidiary, Countrywide Home Loans, Inc.) ("the Company") has compiled in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION FOR MORTGAGE BANKERS. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $30,000,000.


/s/Carlos M. Garcia
Carlos M. Garcia
Managing Director Finance
Chief Financial Officer and
Chief Accounting Officer